EXHIBIT I
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CONTACT INFORMATION:
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Kimberley Emmerson             Chaya Cooperberg
Public Relations               Investor Relations
(519) 746-6114, ext. 2562      (519) 746-6114, ext. 2757
kemmerson@descartes.com        ccooperberg@descartes.com
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   DESCARTES ANNOUNCES COMPLETION OF AUDIT OF FISCAL 2004 FINANCIAL STATEMENTS

WATERLOO, ONTARIO, MAY 25, 2004 -- The Descartes Systems Group Inc., (Nasdaq:DSGX), (TSX:DSG), today announced the completion of the audit of its consolidated financial statements for the fiscal year ended January 31, 2004
(FY04). The audited FY04 financial statements, their associated notes and a copy of the auditor's report thereon are available at www.descartes.com/resources/financial_statements/descartes_CFS_FY2004.pdf. All dollar amounts are in U.S. dollars and reported in accordance with U.S. Generally Accepted Accounting Principles.

The audited FY04 financial statements reflect a reclassification of $0.8 million of the $5.0 million increase in allowance for doubtful accounts announced on May 10, 2004 to a reduction in revenue for the fourth quarter of FY04. With this adjustment, the audited revenues for FY04 were $59.8 million and the unaudited revenues for the fourth quarter of FY04 were $14.4 million.

No adjustments were required upon completion of the audit to any audited results for fiscal years ended prior to January 31, 2004 or to any unaudited quarterly results for the first three quarters of FY04.

FIRST QUARTER FISCAL 2005 RESULTS
The Company is also in the course of finalizing its unaudited financial results for the quarter ended April 30, 2004 (Q1FY05), which will be issued by way of press release on June 2, 2004, accompanied by a conference call hosted by management on that same day.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
The Company also announced that its annual general meeting of shareholders will take place on Monday, June 28, 2004 at 10:00 a.m. ET at the offices of Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 2300, Commerce Court West, Toronto, Ontario, Canada.

Q1FY05 CONFERENCE CALL ON JUNE 2, 2004
Company management will discuss first quarter, fiscal year 2005 results as well as expectations in a live conference call and Web cast with the financial community at 8:00 a.m. ET on June 2, 2004. The conference call is accessible by dialing (719) 457-2681 or (800) 263-8506. The live Web cast, slide presentation and any supplementary information to accompany the call can be accessed at www.descartes.com/investors. Replays will also be available in two formats shortly after the completion of the conference call. A telephone replay will be accessible for 24 hours by dialing (888) 203-1112 or (719) 457-0820 and quoting reservation number 427002. An archived replay of the Web cast will also be available through the Descartes Web site at www.descartes.com/investors.

ABOUT DESCARTES
The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a trusted provider of supply chain solutions. Helping companies reduce costs, save time, and enhance customer satisfaction, Descartes' integrated suite of services provides connectivity and document exchange, route planning and wireless dispatch, inventory and asset visibility, transportation management, and warehouse optimization. Enabling distribution-sensitive companies in industries such as retail, consumer packaged goods, manufacturing, transportation, third-party logistics, and distribution to optimize and gain real-time control of their inventory and assets; Descartes services are used by customers in over 60 countries. For more information, visit www.descartes.com.

All registered and unregistered trademarks mentioned in this release are the property of their respective owners.

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This release contains forward-looking statements that relate to, among other things, Descartes' operating performance, financial results and condition, the timing of the announcement of Q1FY05 results, the timing of the Company's annual general meeting of shareholders, and other matters that may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes to differ materially from the anticipated results, performance or achievements implied by such forward-looking statements. Such factors include, but are not limited to, the ability to announce and file audited and unaudited financial results as currently expected, the ability to achieve cost reductions on a timely basis; the ability to attract and retain key personnel; global economic, market and political conditions; and the factors discussed in the section entitled, "Risk Factors" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada.